S.T. Dupont
PARIS

92 BOULEVARD DU MONTPARNASSE 75685 PARIS CEDEX 14

FEB 14 2002
THOMSON FINANCIAL


02002946

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Paris, December 19, 2001


FEB 01 2002

Re: File No. 82-4552 - S.T. Dupont S.A. - Information furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen,

Please find enclosed herewith information regarding S.T. Dupont S.A. (the « Company ») required by subparagraph b(I)(iii) of Rule 12g3-2(b) (the « Rule ») under the Securities Exchange Act of 1934, as amended (the « Act) to maintain the Company's exemption from the requirements of Section 12(g) of the Act.

The following is a list of information the Company considers material pursuant to paragraphs (b)(1)(i) and (b)(3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with the stock exchange on which its securities are traded (the Paris Bourse); or (iii) has distributed to its shareholders since its most recent submission. English language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of the Rule, are included as indicated:

1. notice of the annual shareholders meeting to be held on September 14, 2001 published in the Bulletin des Annonces Légales et Obligatoires (BALO) on August 10, 2001. Exhibit 1 contains an English language version,
2. notice on the rights to vote published in the Bulletin des Annonces Légales Obligatoires (BALO) on .... Exhibit 2 contains an Enblish language version,
3. notice on the Accountancy documents as at March 31, 2001 published in the Bulletin des Annonces Légales Obligatoires (BALO) on .... Exhibit 3 contains an Eglish language version.

As stated in paragraph (5) of the Rule, the information and document provided herewith pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed « filed » with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Act.

.../...

dlw 2/7

Société Anonyme à Directoire et Conseil de Surveillance
au capital de 9 961 891 €
Siège Social : 92 boulevard du Montparnasse, 75014 PARIS
B 572 230 829 RCS PARIS
Tel : (1) 53 91 30 00 - Fax : (1) 53 91 30 81

S.T. Dupont
PARIS

If you have any question regarding this submission, please contact the undersigned at the Company at (33-1) 01.53.91.33.11 (telephone) or (33-1) 01.53.91.30.83 (facsimile).

Very truly yours,



Catherine Leducq
Financial Director

encl.

S.T. DUPONT

Société anonyme à directoire et conseil de surveillance au capital de 9 913 091 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.

AVIS DE CONVOCATION

Mmes et MM. les actionnaires seront prochainement convoqués en assemblée générale mixte le vendredi 14 septembre 2001 à 10 h 30 dans les salons de l'Hôtel Prince de Galles, 33, avenue George V, 75008 Paris, à l'effet de délibérer sur l'ordre du jour et les résolutions suivantes :

Ordre du jour.

I. – Partie ordinaire :
— Approbation des comptes de l'exercice clos le 31 mars 2001 ;
— Approbation des comptes consolidés de l'exercice clos le 31 mars 2001 ;
— Approbation du rapport spécial des commissaires aux comptes ;
— Affectation du résultat ;
— Distribution d'un dividende ;
— Fixation de la rémunération du conseil de surveillance ;
— Autorisation à donner au directoire de racheter les actions de la société.

II. – Partie extraordinaire :
— Renouvellement de l'autorisation donnée au directoire d'attribuer des options d'achat d'actions ;
— Renouvellement de l'autorisation donnée au directoire d'attribuer des options de souscription d'actions ;
— Fixation du prix d'émission des valeurs mobilières pouvant être émises sans droit préférentiel de souscription ;
— Autorisation donnée au directoire d'émettre des valeurs mobilières en période d'offre publique d'achat et/ou d'échange ;
— Autorisation de réduire le capital social par voie d'annulation des actions rachetées ;
— Autorisation d'augmentation de capital réservée aux salariés dans le cadre d'un PEE/PPESV ;
— Pouvoirs pour formalités.

PROJET DE RÉSOLUTIONS

Résolutions de la compétence de l'assemblée générale ordinaire.

Première résolution (Approbation des comptes). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve, tels qu'ils lui sont présentés, les comptes de l'exercice clos le 31 mars 2001 ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports et les dépenses et charges non déductibles visées à l'article 39-4 du Code général des impôts s'élevant à 156 193 F, ainsi que le montant de l'impôt correspondant.

L'assemblée donne en conséquence aux membres du directoire, du conseil de surveillance et aux commissaires aux comptes, quitus de l'exécution de leur mandat pour l'exercice écoulé.

Deuxième résolution (Approbation des comptes consolidés). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve, tels qu'ils lui sont présentés, les comptes consolidés de l'exercice clos le 31 mars 2001 ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

L'assemblée donne en conséquence aux membres du directoire, du conseil de surveillance et aux commissaires aux comptes, quitus de l'exécution de leur mandat pour l'exercice écoulé.

Troisième résolution (Conventions de l'article L. 225-86). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, approuve le rapport spécial établi par les commissaires aux comptes, et en conséquence approuve expressément chacune des conventions visées par l'article L. 225-86 du Code de commerce et relatées dans le rapport susvisé.

Quatrième résolution (Affectation du résultat). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, constatant que le bénéfice de l'exercice s'élève à 20 535 040,74 F, décide d'affecter le résultat de la manière suivante :

Report à nouveau de l'exercice précédent	– 106 315 663,50 F
Bénéfice de l'exercice	20 535 040,74 F
Report à nouveau	– 85 780 622,76 F

Cinquième résolution (Distribution d'un dividende). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, constatant que le montant « Autres réserves » s'élève à 221 987 456,90 F (33 841 769,64 €) décide de distribuer un dividende par prélèvement sur les « Autres réserves ».

L'assemblée générale décide de fixer le dividende net à 619 568,20 € par prélèvement d'un montant de 929 352,30 € sur réserves.

	En euros	En francs
Dividende net de 0,10 € par action	619 568,20	4 064 100,98
Précompte mobilier	309 784,10	2 032 050,49
Total	929 352,30	6 096 151,47

Ce dividende de 0,10 € (soit la contre valeur arrondie de 0,66 F) par action donne droit à un avoir fiscal de 0,05 € (soit 0,33 F) par action. Le taux de l'avoir fiscal est acquis à tous les actionnaires dans la mesure où le dividende a été soumis au précompte mobilier.

Ce dividende global de 0,15 € par action sera mis en paiement le 1er octobre 2001.

Le montant des « Autres réserves », après prélèvement, s'élèvera à 215 891 305,43 F (32 912 417,34 €).

Le dividende global de 929 352,30 € tient compte de toutes les actions existantes. Lors de la mise en paiement, la société S.T. Dupont détenant certaines de ses propres actions, le bénéfice correspondant aux dividendes non versés en raison de ces actions sera affecté au compte « Autres réserves ».

Il est également rappelé qu'aucun dividende n'a été versé par la société au cours des trois derniers exercices sociaux.

Sixième résolution (Jetons de présence). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, décide de fixer à 30 000 F (4 575 €) le montant annuel des jetons de présence alloués au conseil de surveillance au titre de l'exercice en cours.

Septième résolution (Autorisation de rachat des propres actions de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires connaissance prise du rapport du directoire et des éléments figurant dans la note d'information visée par la Commission des opérations de bourse, autorise, conformément aux articles L. 225-209 et L. 225-210 du Code de commerce, le directoire à procéder au rachat des actions de la société dans la limite de 10 % du capital social de la société tel qu'il existe à la date de la présente assemblée.

Cette autorisation pourra être utilisée à l'effet :
— d'optimiser la gestion patrimoniale et/ou financière de la société ;
— de procéder à des achats et des ventes en fonction de situation de marché ;
— de régulariser le cours des actions par intervention sur le marché des actions ;
— de consentir des options d'achats d'actions au profit des salariés ou des dirigeants de la société et/ou des sociétés de son groupe ou de certains d'entre eux ;
— d'attribuer les actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise ou d'un plan d'épargne d'entreprise ;
— de conserver lesdites actions, les céder ou généralement les transférer, notamment en procédant à des échanges ou à des remises de titres, en particulier dans le cadre d'opérations de croissance externe ou à l'occasion d'émissions de titres donnant accès au capital dans le cadre d'une politique de gestion patrimoniale et financière ;
— le cas échéant, réduire le capital de la société par annulation corrélative des actions, cette annulation impliquant toutefois une autre autorisation donnée par l'assemblée générale extraordinaire au directoire.

L'assemblée décide que :
— l'acquisition des actions ainsi que la conservation, la cession ou le transfert des actions ainsi rachetées pourront, selon le cas, être effectués, en une ou plusieurs fois, à tout moment, le cas échéant en période d'offre publique, par tous moyens sur le marché, notamment par voie de cession de bloc, ou hors marché, notamment par le recours à des instruments financiers dérivés et à des bons, dans les conditions prévues par les autorités de marché ;
— le prix maximum d'achat ne devra pas excéder 48 € par action et le prix minimum de vente ne devra pas être inférieur à 6 € par action. Ces limites seront ajustées pour tenir compte d'une part des dividendes ou des droits qui viendraient être détachés au cours de la période de validité de la présente autorisation, et d'autre part des éventuelles opérations sur le capital de la société et sur le montant nominal des actions. Toutefois, si tout ou partie des actions acquises étaient utilisées dans le cadre de l'octroi d'options d'achat d'actions en application de l'article L. 225-179 du Code de commerce, le prix de vente serait alors déterminé conformément aux modalités prévues à la sixième résolution et aux dispositions légales relatives aux options d'achat d'actions.

Le montant des fonds que la société pourra consacrer au rachat de ses propres actions ne pourra excéder 990 000 €.

En vue d'assurer l'exécution de cette résolution, l'assemblée générale confère tous pouvoirs au directoire, avec faculté de délégation dans les conditions légales, pour passer tous ordres, conclure tous accords, établir tous documents, notamment d'information, effectuer toutes formalités et toutes déclarations et communiqués auprès de tous organismes, et en particulier informer la Commission des opérations de bourse et le Conseil des marchés financiers des opérations intervenues en vertu de cette autorisation, et d'une manière générale, faire tout ce qui est nécessaire.

Cette autorisation est valable pour une période de dix-huit mois à compter de la présente assemblée ou jusqu'à la date de son renouvellement par l'assemblée générale ordinaire et annule et remplace celle précédemment accordée par l'assemblée générale du 19 septembre 2000 dans sa septième résolution.

Le directoire informera l'assemblée générale annuelle des opérations réalisées en application de la présente autorisation et notamment les rachats, transferts, cessions ou annulations d'actions ainsi réalisés.

Résolutions de la compétence de l'assemblée générale extraordinaire.

Huitième résolution (Autorisation donnée au directoire d'attribuer des options d'achat d'actions). — L'assemblée générale, statuant aux conditions de quorum et de majorité d'une assemblée générale extraordinaire, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes, autorise le directoire, dans le cadre des articles L. 225-179 et suivants du Code de commerce, à consentir, en une ou plusieurs fois, aux membres du personnel salarié ainsi qu'aux mandataires sociaux ou à certains d'entre eux, de la société et des sociétés ou groupements d'intérêt économiques qui lui sont liés dans les conditions définies à l'article L. 225-180 du Code de commerce, des options d'achat d'actions de la société.

Cette autorisation d'attribuer des options d'achat d'actions annule l'autorisation conférée par l'assemblée générale du 8 octobre 1996.

Le nombre total des options d'achat d'actions ainsi offertes ne pourra donner droit d'acheter un nombre d'actions supérieur à 2 % du capital social existant au jour de la présente assemblée compte non tenu des ajustements susceptibles d'être opérés en vertu de la réglementation en vigueur.

La présente autorisation est valable pour une durée de trente-huit mois, à compter du jour de la présente assemblée.

Les options pourront être exercées par les bénéficiaires pendant un délai qui sera fixé par le directoire et qui ne pourra excéder neuf (9) ans à compter de la date à laquelle elles auront été consenties.

Le directoire fixera le prix d'achat des actions offertes en option, conformément à la législation en vigueur à la date à laquelle les options seront consenties. Ce prix ne pourra être inférieure à 95 % de la moyenne des premiers cours de l'action constatés aux vingt séances de bourse précédant la date d'attribution des options, ni au prix d'acquisition des actions par la société.

L'assemblée décide de conférer au directoire, dans les limites fixées ci-dessus tous pouvoirs nécessaires pour mettre en œuvre la présente résolution, et notamment pour :

— arrêter la liste ou les catégories de bénéficiaires des options tels que prévus ci-dessus ;

— fixer les conditions dans lesquelles seront consenties et levées les options ;

— décider des conditions dans lesquelles les droits des titulaires des options seront réservés, notamment par ajustement du prix et/ou du nombre des actions pour tenir compte des opérations financières effectuées par la société ;

— le cas échéant, suspendre temporairement et pour un délai maximum de 3 mois, l'exercice des options en cas de réalisation d'opérations impliquant l'exercice d'un droit attaché aux actions ;

— accomplir ou faire accomplir tous actes et formalités à l'effet de constater la réalisation des augmentations de capital qui pourront être réalisées en vertu de l'autorisation faisant l'objet de la présente résolution et procéder aux modifications statutaires consécutives.

Le directoire informera, chaque année dans les conditions légales, l'assemblée générale ordinaire des opérations réalisées dans le cadre de la présente autorisation.

Neuvième résolution (Autorisation donnée au directoire d'attribuer des options de souscription d'actions). — L'assemblée générale, statuant aux conditions de quorum et de majorité d'une assemblée générale extraordinaire, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes, autorise le directoire, dans le cadre des articles L. 225-177 et suivants du Code de commerce, à consentir, en une ou plusieurs fois, aux membres du personnel salarié ainsi qu'aux mandataires sociaux ou à certains d'entre eux, de la société et des sociétés ou groupements d'intérêt économiques qui lui sont liés dans les conditions définies à l'article L. 225-180 du Code de commerce, des options donnant droit à la souscription d'actions nouvelles de la société à émettre à titre d'augmentation de capital.

Cette autorisation d'attribuer des options de souscription d'actions annule l'autorisation conférée par l'assemblée générale du 8 octobre 1996.

Le nombre total des options ainsi offertes par le directoire ne pourra donner droit de souscrire à un nombre d'actions supérieur à 2 % du capital existant au jour de la présente assemblée, compte non tenu des ajustements susceptibles d'être opérés en vertu de la réglementation en vigueur, étant entendu que ce montant maximum est commun au plafond fixé dans la septième résolution relative à l'autorisation donnée au directoire de consentir des options d'achat d'actions.

La présente autorisation est valable pour une durée de trente-huit mois, à compter du jour de la présente assemblée. Elle comporte, au profit des bénéficiaires des options, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options, et sera exécutée dans les conditions prévues par la loi.

Les options ne pourront être exercées par les bénéficiaires qu'après un délai de quatre (4) ans à compter de leur attribution et au plus tard à l'issue d'un délai de neuf (9) ans à compter de leur attribution.

Le directoire fixera le prix de souscription, conformément à la législation en vigueur à la date à laquelle les options seront consenties. Il sera au moins égal à 95 % de la moyenne des premiers cours de l'action constatés aux vingt séances de bourse précédant la date d'attribution des options.

L'assemblée décide de conférer au directoire, dans les limites fixées ci-dessus tous pouvoirs nécessaires pour mettre en œuvre la présente résolution, et notamment pour :

— arrêter la liste ou les catégories de bénéficiaires des options tels que prévus ci-dessus ;

— décider des conditions dans lesquelles les droits des titulaires des options seront réservés, notamment par ajustement du prix et/ou du nombre des actions pour tenir compte des opérations financières effectuées par la société ;

— le cas échéant, suspendre temporairement et pour un délai maximum de 3 mois, l'exercice des options en cas de réalisation d'opérations impliquant l'exercice d'un droit attaché aux actions ;

— accomplir ou faire accomplir tous actes et formalités à l'effet de constater la réalisation des augmentations de capital qui pourront être réalisées en vertu de l'autorisation faisant l'objet de la présente résolution et procéder aux modifications statutaires consécutives.

Le directoire informera, chaque année dans les conditions légales, l'assemblée générale ordinaire des opérations réalisées dans le cadre de la présente autorisation.

Dixième résolution (Fixation du prix d'émission des valeurs mobilières ne conférant pas à leurs titulaires les mêmes droits que les actions anciennes, susceptibles d'être émises sans droit préférentiel de souscription sur le fondement de la délégation globale conférée au directoire par l'assemblée générale mixte du 19 septembre 2000). — L'assemblée générale, statuant aux conditions de quorum et de majorité d'une assemblée générale extraordinaire, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes et connaissance prise de la délégation de pouvoirs dont le directoire a été investi, pour une période de 26 mois, par l'assemblée générale mixte du 19 septembre 2000 en conséquence du vote de sa neuvième résolution, à l'effet d'augmenter le capital, en une ou plusieurs fois, par l'émission d'actions ou de valeurs mobilières (y compris de bons de souscription) donnant accès, immédiatement et/ou à terme, à des actions de la société, après suppression du droit préférentiel de souscription des actionnaires, le montant nominal maximum global des augmentations de capital, immédiates ou à terme, résultant de l'ensemble des émissions réalisées en vertu de cette délégation, ne pouvant excéder neuf millions deux cent mille euros, étant précisé :

que dans la limite de ce plafond :

— les émissions d'obligations à bons de souscription d'actions ne peuvent avoir pour conséquence d'augmenter le capital d'un montant nominal total supérieur à sept millions six cent mille euros ;

— le montant nominal total d'augmentation de capital nécessaire à l'exercice des bons de souscription émis de manière autonome ne pourra excéder quatre millions six cent mille euros.

et que sont expressément exclues l'émission d'actions de priorité avec droit de vote, celle d'actions à dividende prioritaire sans droit de vote et celle de certificats d'investissement assortis ou non d'un privilège, et ayant pris acte de l'utilisation de ces montants avant la date de convocation de la présente assemblée dans les conditions rappelées par le rapport du directoire,

décide, conformément à l'article L. 225-137 du Code de commerce, de confirmer les conditions (telles que fixées par l'assemblée du 19 septembre 2000) de détermination du prix d'émission sans droit préférentiel de souscription de celles des valeurs mobilières susmentionnées qui ne conféreraient pas à leurs titulaires les mêmes droits que les actions préexistantes, à savoir :

le prix d'émission des valeurs mobilières autres que les actions (y compris les bons de souscription émis de manière autonome) sera tel que la somme perçue immédiatement par la société, majorée, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise immédiatement ou à terme en conséquence de l'émission de ces valeurs mobilières, au moins égale à la moyenne des premiers cours cotés de l'action, constatés sur le Second marché d'Euronext Paris S.A., ou tout marché réglementé qui s'y substituerait, pendant dix jours de bourse consécutifs choisis parmi les vingt derniers jours de bourse précédant le début de l'émission desdites valeurs mobilières ou des bons, après correction, s'il y a lieu, de cette moyenne pour tenir compte de la différence de date de jouissance.

L'assemblée générale prend acte de ce que les autres modalités de la délégation globale d'émission d'actions ou de valeur mobilière donnant accès au capital social, dont bénéficie le directoire en conséquence du vote des sixième à huitième résolutions approuvées par l'assemblée générale mixte du 19 septembre 2000, demeurent inchangées.

Onzième résolution (Autorisation donnée au directoire d'émettre des valeurs mobilières en période d'offre publique d'achat et/ou d'échange sur les titres de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire,

autorise le directoire, à compter de la présente assemblée et jusqu'à la prochaine assemblée appelée à statuer sur les comptes de l'exercice en cours, à utiliser, en période d'offre publique d'achat et/ou d'échange sur les titres de la société, les délégations, ainsi que les subdélégations, données au directoire par l'assemblée générale mixte du 19 septembre 2000 dans ses huitième et neuvième résolutions à l'effet de procéder à des augmentations de capital par voie d'émission de valeurs mobilières avec ou sans maintien du droit préférentiel de souscription.

Cette autorisation est donnée jusqu'à la prochaine assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 mars 2002.

Douzième résolution (Autorisation de réduire le capital social par voie d'annulation des actions rachetées). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire, du rapport spécial des commissaires aux comptes, et sous la condition suspensive de l'adoption de la septième résolution ci-dessus,

— décide, conformément à l'article L. 225-209 du Code de commerce, d'autoriser le directoire à procéder à la réduction du capital social par voie d'annulation d'actions de la société qu'elle serait amenée à détenir dans le cadre d'un programme de rachat d'actions ;

— décide de donner tous pouvoirs au directoire, dans les limites fixées ci-dessus, à l'effet de modifier les statuts de la société, de procéder le cas échéant, à toutes formalités qu'il estimera nécessaires.

Cette autorisation est valable pour une période de dix-huit mois à compter de la présente assemblée.

Treizième résolution (Autorisation d'augmentation de capital réservée aux salariés dans le cadre d'un PEE/PPESV). — L'assemblée générale, sta-

tuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions des articles L. 225-138 et L. 225-208 du Code de commerce, et des articles L. 443-1 et suivants du Code du travail, délègue au directoire les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social de la société, d'un montant nominal maximal de 920 000 €, en une ou plusieurs fois et sur ses seules décisions, par émission d'actions ordinaires réservées aux salariés et anciens salariés de la société et de tout ou partie des sociétés et groupements qui lui sont liés dans les conditions légales, adhérant à un plan d'épargne d'entreprise de la société ou du groupe ou à un plan partenarial d'épargne salariale volontaire et qui remplissent, en outre, les conditions éventuellement fixées par le conseil d'administration.

Les adhérents pourront souscrire, soit directement, soit par l'intermédiaire d'un ou plusieurs fonds communs de placement.

La présente décision emporte en faveur desdits adhérents au plan susvisé la suppression du droit préférentiel des actionnaires à la souscription d'actions nouvelles, laquelle s'effectuera dans le cadre du plan susvisé.

L'assemblée générale

— décide que le prix des actions souscrites par les bénéficiaires visés ci-dessus, en application de la présente délégation, ne pourra être ni supérieur à la moyenne des premiers cours côtés de l'action ancienne sur le Second marché d'Euronext Paris S.A., lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription ni inférieur de plus de 20 % à cette moyenne dans le cas d'un plan d'épargne d'entreprise de la société ou du groupe ou de 30 % à cette même moyenne dans le cas d'un plan partenarial d'épargne salariale volontaire ;

— et décide que le directoire aura tous pouvoirs pour mettre en œuvre la présente délégation dans les limites et les conditions précisées ci-dessus à l'effet, notamment :

- de fixer les conditions que devront remplir les bénéficiaires des actions nouvelles à provenir des augmentations de capital, objets de la présente résolution, et notamment les conditions d'ancienneté des salariés pour participer à l'opération ;
- d'arrêter les conditions de l'émission, les dates, le montant total, le montant par salarié adhérent et les modalités de chaque émission, fixer le délai accordé aux adhérents pour la libération de leurs titres, étant précisés que celui-ci ne pourra excéder trois ans ;
- d'arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ;
- de constater la réalisation définitive de l'augmentation ou des augmentations de capital à concurrence du montant des actions qui seront effectivement souscrites ;
- à sa seule initiative, d'imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes ;
- de prendre toutes mesures pour la réalisation de l'augmentation ou des augmentations de capital, consentir toutes délégations en vue de l'exécution des décisions prises, procéder aux modifications statutaires corrélatives et aux formalités consécutives.

La délégation conférée au directoire, au terme de la présente résolution, est valable trente-huit mois à compter de ce jour.

Conformément à l'article L. 225-129 V, du Code de commerce, le directoire pourra déléguer dans les conditions légales les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir, dans les limites et selon les modalités qu'il pourra préalablement fixer.

Quatorzième résolution (Pouvoirs pour formalités). — L'assemblée donne tous pouvoirs au directoire à l'effet d'accomplir toutes les formalités légales de publicité, et au porteur d'un original, d'un extrait ou d'une copie certifiée conforme du procès-verbal constatant ses délibérations à l'effet de procéder à toutes formalités prescrites par la loi.

Les actionnaires ont un délai de 10 jours à compter de la présente insertion pour requérir l'inscription de projets de résolutions à l'ordre du jour de cette assemblée. Leur demande devra être adressée au siège social de la société par lettre recommandée avec accusé de réception.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à cette assemblée, les titulaires d'actions nominatives doivent être inscrits en compte nominatif pur ou administré cinq jours au moins avant la date de l'assemblée.

Les propriétaires d'actions au porteur devront faire parvenir dans le même délai à la banque NSMD, 3, avenue Hoche, 75008 Paris, un certificat d'immobilisation délivré par l'intermédiaire habilité (banque, établissement financier, société de bourse) teneur de leur compte.

A défaut d'assister personnellement à cette assemblée, les actionnaires peuvent choisir entre l'une des trois formules suivantes :

1°) Adresser une procuration à la société sans indication de mandataire ;

2°) Voter par correspondance ;

3°) Donner procuration à un autre actionnaire ou à son conjoint.

Les formulaires de vote par correspondance et de pouvoirs seront adressés aux actionnaires inscrits en compte nominatif pur ou administré.

Tout actionnaire au porteur souhaitant voter par correspondance peut solliciter par lettre recommandée avec demande d'avis de réception, un formulaire de vote par correspondance auprès de la société ou de la banque NSMD, Service Titres Emetteurs, 3, avenue Hoche, 75008 Paris.

Le formulaire devra être envoyé de telle façon que les services de la banque NSMD puissent le recevoir au plus tard trois jours avant la tenue de l'assemblée.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demande d'inscription de projets de résolutions présentées aux actionnaires.

Le directoire.

97418

UBI SOFT ENTERTAINMENT SA

Société anonyme au capital de 34 181 330 F.
Siège social : 61, rue Saint-Hélier, 35000 Rennes.
335 186 094 R.C.S. Rennes.

Avis de réunion

Les actionnaires de la société Ubi Soft Entertainment SA sont informés qu'ils seront convoqués en assemblée générale mixte le 14 septembre 2001, Palais Brogniart, salon d'honneur, place de la Bourse, 75002 Paris à 11 heures, à l'effet de délibérer sur l'ordre du jour suivant :

1°) Ordre du jour ordinaire :

— Lecture du rapport du conseil d'administration sur la situation de la société et son activité durant l'exercice social clos le 31 mars 2001 ;

— Lecture du rapport général des commissaires aux comptes prévu aux articles L. 225-100, L. 225-235, et L. 225-240 du Code de commerce ;

— Lecture du rapport spécial des commissaires aux comptes prévu aux articles L. 225-38 et suivants sur les conventions passées entre les administrateurs et la société ;

— Approbation des comptes et du bilan dudit exercice et des conventions passées entre les administrateurs et la société ;

— Affectation du résultat ;

— Quitus au conseil d'administration ;

— Renouvellement du mandat d'administrateur de M. Yves Guillemot ;

— Renouvellement du mandat d'administrateur de M. Michel Guillemot ;

— Renouvellement du mandat d'administrateur de M. Claude Guillemot ;

— Renouvellement du mandat d'administrateur de M. Gérard Guillemot ;

— Renouvellement du mandat d'administrateur de M. Christian Guillemot ;

— Renouvellement du mandat d'administrateur de Mme Yvette Guillemot ;

— Autorisation à donner au conseil d'administrateur pour opérer en bourse sur ses propres actions ;

— Pouvoirs pour formalités.

2°) Ordre du jour extraordinaire :

— Fusion simplifiée en entre Ubi Soft Entertainment SA et Ubi Ventures SA ;

— Conversion du capital social en euros et augmentation de capital ;

— Autorisation à donner au conseil d'administration d'émettre des valeurs mobilières diverses avec maintien du droit préférentiel de souscription ;

— Autorisation à donner au conseil d'administration d'émettre des valeurs mobilières diverses avec suppression du droit préférentiel de souscription ;

— Autorisation d'émettre des valeurs mobilières donnant accès au capital en période d'offre publique d'achat ou d'échange sur les titres de la société ;

— Autorisation à donner au conseil d'administration à l'effet de procéder à des augmentation de capital réservées aux salariés de la société et des sociétés du groupe adhérant au plan d'épargne du groupe ;

— Autorisation à donner au conseil d'administration pour la mise en place d'un plan d'options de souscription ou d'options d'achat d'actions au profit des salariés.

Projet de résolutions

A caractère ordinaire.

Première résolution (Approbation des comptes). — L'assemblée générale des actionnaires, après avoir entendu la lecture du rapport de gestion du conseil d'administration et le rapport général des commissaires aux comptes, approuve les comptes annuels arrêtés à la date du 31 mars 2001 tels qu'ils ont été présentés, ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports.

Deuxième résolution (Approbation des conventions visées aux articles L. 225-38 et suivants du Code de commerce). — L'assemblée générale, après avoir entendu le rapport spécial des commissaires aux comptes sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce, en approuve les conclusions.

Troisième résolution (Affectation du résultat). — L'assemblée générale des actionnaires décide d'affecter la perte du 31 mars 2001, se montant à 55 160 337,94 F en report à nouveau déficitaire.

L'assemblée générale prend en outre acte qu'il n'a pas été distribué de dividendes au cours des trois exercices précédents.

Quatrième résolution (Quitus aux administrateurs). — L'assemblée générale donne quitus aux administrateurs pour leur gestion durant l'exercice clos le 31 mars 2001.

Cinquième résolution (Renouvellement du mandat d'un administrateur). — L'assemblée générale, constatant que le mandat d'administrateur de M. Yves Guillemot, arrive à expiration à compter de ce jour, décide de renouveler celui-ci pour une durée de six années, soit jusqu'à l'assemblée générale ordinaire statuant sur les comptes de l'exercice clos le 31 mars 2007.

Sixième résolution (Renouvellement du mandat d'un administrateur). — L'assemblée générale, constatant que le mandat d'administrateur de

tion à l'issue de l'assemblée générale ordinaire qui sera appelée à statuer sur les comptes de l'exercice clos le 31 mars 2007.

Sixième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du présent procès-verbal, à l'effet d'effectuer toutes les formalités légales de publicité, de dépôt et autres prévues par la réglementation en vigueur.

Résolutions soumises à l'assemblée générale extraordinaire.

Septième résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du conseil d'administration et des commissaires aux comptes et en application des dispositions des articles L. 225-129 et L. 225-138 du nouveau Code de commerce et des articles L. 443-1 et suivants du Code du travail, délègue au conseil d'administration les pouvoirs nécessaires en vue de procéder, en une ou plusieurs fois, à l'augmentation du capital social de la société par voie d'émission(s) d'actions réservée(s), directement ou par l'intermédiaire d'un fonds commun de placement d'entreprise, aux adhérents à un Plan d'épargne d'entreprise ou un plan partenarial d'épargne salariale volontaire tels que prévus aux articles L. 443-1 et suivants du Code du travail qui serait ouvert aux salariés de la société et des sociétés qui lui sont ou seraient liées au sens de l'article L. 233-16 du nouveau Code de commerce (le « Groupe Solaronics Technologies ») et qui rempliraient en outre les conditions éventuellement fixées par le conseil d'administration.

L'assemblée générale décide en conséquence de supprimer le droit préférentiel de souscription des actionnaires et de réserver la souscription desdites actions aux salariés du groupe Solaronics Technologies.

L'assemblée générale, sur proposition du conseil d'administration, décide en outre de :

— fixer à vingt-six mois à compter du jour de la présente assemblée générale, la durée de validité de la présente délégation ;

— fixer à 1 000 000 € le montant nominal maximal des émissions d'actions réservées aux salariés du groupe Solaronics Technologies pouvant être réalisées en vertu de la présente délégation ; étant précisé que ce montant nominal maximal ne s'imputera pas sur le plafond des augmentations de capital que le conseil d'administration est habilité à réaliser en vertu de la délégation qui lui a été consentie lors de l'assemblée générale mixte du 29 mai 2000 ;

— déléguer au conseil d'administration tous pouvoirs à l'effet :

– de déterminer le périmètre des sociétés du groupe Solaronics Technologies dont les salariés pourront bénéficier des émissions d'actions réservées et les conditions que devront remplir les salariés pour bénéficier de ladite émission ;

– de déterminer, conformément à l'article L. 443-5 du Code du travail, le prix d'émission des actions réservées aux salariés du groupe Solaronics Technologies ;

– de fixer les conditions de souscription et de libération des actions ainsi émises et, plus généralement les modalités de réalisation de la ou des augmentations de capital réservée(s) aux salariés ;

– de modifier les statuts de la société en conséquence ;

– d'effectuer toutes les formalités requises à l'effet de rendre ces augmentations de capital définitives.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée présentés par des actionnaires, remplissant les conditions prescrites par la loi, doivent être envoyées à la société dans le délai de 10 jours à compter de la publication du présent avis par lettre recommandée avec demande d'avis de réception.

Pour avoir le droit d'assister ou de se faire représenter à cette assemblée, les actionnaires nominatifs devront être inscrits en compte à la Société générale, cinq jours au moins avant la réunion.

La Société générale tiendra à l'adresse indiquée ci-dessus à la disposition des intéressés, sur leur demande, des formules de pouvoirs et de vote par correspondance, ainsi que des cartes d'admission.

Les demandes de formulaire de vote par correspondance doivent être faites par lettre recommandée avec demande d'avis de réception et doivent parvenir à la Société générale ou au siège social de la société, six jours au moins avant la date de l'assemblée.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenue à la Société générale ou au siège de la société, trois jours au moins avant la date prévue de l'assemblée.

Le conseil d'administration.

98234

ST DUPONT

Société anonyme à directoire et conseil de surveillance au capital de 9 913 091 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.
Siret : 572 230 829 00135.

Rectificatif à l'avis paru au *Bulletin des Annonces légales obligatoires* n° 96 du 10 août 2001, pages 18159 à 18161.

1°) Au lieu de « Avis de convocation » lire : « Avis de réunion valant convocation ».

2°) 7e résolution (Autorisation de rachat des propres actions de la société) :

— 2e alinéa, 9e tiret, au lieu de : « Le prix maximum d'achat ne devra pas excéder 48 € par actions... », lire : « Le prix maximum d'achat ne devra pas excéder 30 € par action... » ;

— Le 3e alinéa est à rétablir comme suit : « Le montant des fonds que la société pourra consacrer au rachat de ses propres actions ne pourra excéder 18 587 040 € ».

98283

Troisième résolution. — L'assemblée générale ordinaire décide, sur proposition du conseil d'administration, d'arrêter à 5 769 394,66 € (cinq millions sept-cent-soixante-neuf mille trois-cent quatre-vingt-quatorze euros soixante six) le résultat de l'exercice, ce montant sera capitalisé conformément aux dispositions de l'article 27 des statuts.

Conformément aux dispositions légales, il est rappelé qu'aucun dividende n'a été distribué au titre de l'exercice précédent, correspondant à la première clôture de Groupama Oblig-Euro Crédit.

Quatrième résolution. — L'assemblée générale ordinaire ratifie la cooptation de M. Vincent Zeller, décidée lors du conseil d'administration en date du 19 janvier 2001, en tant qu'administrateur en remplacement de M. Jacques Trouche démissionnaire lors de ce conseil et ce pour la durée du mandat restant à courir de celui-ci à savoir jusqu'à l'assemblée générale ordinaire statuant sur les comptes clos le dernier jour de bourse du mois de juin 2002.

Cinquième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait des différents documents soumis à la présente assemblée pour l'accomplissement des formalités prévues par la loi.

Les comptes annuels, l'annexe et la composition des actifs ainsi que les documents prévus par la réglementation en vigueur, sont tenus à la disposition des actionnaires au siège de la société et ils seront adressés gratuitement aux actionnaires nominatifs ainsi qu'à tous ceux qui en feront la demande.

En application du décret numéro 67-236 du 23 mars 1967, les actionnaires peuvent dans le délai de 10 jours à compter de la présente insertion, demander l'inscription à l'ordre du jour de l'assemblée de projets de résolutions. Ces demandes devront être adressées au siège de la société, 25, rue de Courcelles, 75008 Paris.

Conformément aux décrets numéro 86-584 du 14 mars 1986 et numéro 88-55 du 19 janvier 1988 modifiant le décret numéro 67-236 du 23 mars 1967 modifié sur les sociétés commerciales relatifs au vote par correspondance dans les assemblées d'actionnaires, Mmes et MM. les actionnaires sont informés qu'à compter de la convocation de l'assemblée, un formulaire de vote par correspondance et ses annexes seront remis ou adressés à tout actionnaire qui en fera la demande au siège social de la société, 25 rue de Courcelles, 75008 Paris, par lettre recommandée avec la demande d'avis de réception reçue six jours au moins avant la date de réunion.

Ils devront justifier de la représentation ou de la possession de leurs actions, soit pour les actions nominatives par le justificatif de l'inscription nominative, soit pour les titres au porteur, par dépôt préalable à l'envoi de leur demande du certificat d'immobilisation de l'intermédiaire habilité.

Tout actionnaire sera admis à l'assemblée quel que soit le nombre de ses actions et pourra se faire représenter par son conjoint ou par un mandataire lui-même actionnaire.

Les titulaires d'actions nominatives seront admis à l'assemblée sur simple justification de leur identité, sous réserve d'avoir leurs titres inscrits en compte cinq jours au moins avant la date prévue de la réunion.

Les propriétaires d'actions au porteur désirant assister ou se faire représenter à la réunion devront remettre, cinq jours au moins avant la date de réunion, le certificat d'immobilisation de l'intermédiaire habilité, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée à la Banque Finama, 157, boulevard Haussmann, 75008 Paris.

Cet avis vaut avis de convocation sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions par les actionnaires.

Le conseil d'administration.

98775

SIDEL

Société anonyme au capital de 79 962 530,40 €.
Siège social : Avenue de la Patrouille de France, 76930 Octeville-sur-Mer.
365 501 089 R.C.S. Le Havre.

AVIS DE DEUXIÈME CONVOCATION

L'assemblée générale ordinaire des actionnaires convoquée pour le jeudi 30 août 2001 n'ayant pu délibérer valablement faute de quorum, Mmes et MM. les actionnaires sont à nouveau convoqués pour le vendredi 14 septembre 2001 à 16 heures, au siège social de la société, avenue de la Patrouille de France, 76930 Octeville-sur-Mer, à l'effet de délibérer sur le même ordre du jour repris ci-dessous :

Ordre du jour.

— Rapports du conseil d'administration et des commissaires aux comptes sur l'exercice clos le 31 décembre 2000 ;
— Approbation des comptes clos le 31 décembre 2000 ;
— Affectation du résultat de l'exercice 2000 ;
— Rapport spécial des commissaires aux comptes ;
— Ratification de la nomination de deux administrateurs ;
— Renouvellement du mandat de cinq administrateurs ;
— Pouvoirs pour les formalités.

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez la société cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés à BNP Paribas Securities Services, Les Collines de l'Arche, G.I.S. Emetteurs, assemblées 75450 Paris Cedex 09.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée ou à la société trois jours au moins avant la réunion de l'assemblée générale.

Le conseil d'administration.

98694

S.O.I.TEC SILICON ON INSULATOR TECHNOLOGIES

Société anonyme au capital de 4 267 520 €.
Siège social : Parc Technologique des Fontaines, chemin des Franques 38190 Bernin.
384 711 909 R.C.S. Grenoble.

Rectificatif à l'avis de réunion valant avis de convocation paru au *Bulletin des Annonces légales obligatoires* du lundi 27 août 2001 :

1°) A l'ordre du jour, page 18740 :

a) De la compétence de l'assemblée générale ordinaire, le 4e point est à rétablir comme suit :

« – Approbation des comptes consolidés et sociaux annuels de l'exercice clos le 31 mars 2001 et quitus aux administrateurs ; »

b) De la compétence de l'assemblée générale extraordinaire, il y a lieu d'ajouter en 2e point :

« – Autorisation d'augmentation de capital en faveur des salariés ; »

2°) Projets de résolutions, page 18741,

6e résolution – 3e alinéa, au lieu de : « ... s'élevant au maximum à 15 244,90 €, par émission au maximum de 200 000 actions nouvelles. »,

lire : « ...s'élevant au maximum à 17 531,64 €, par émission au maximum de 230 000 actions nouvelles. »

Le conseil d'administration.

98815

ST DUPONT

Société anonyme à directoire et conseil de surveillance au capital de 9 913 091 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.
Siret : 572 230 829 00135.

Rectificatif à l'avis paru au *Bulletin des Annonces légales obligatoires* no 96, page 18159, 7e résolution *(Autorisation de rachat des propres actions de la société)*, 1er alinéa, in fine, il y a lieu de lire : « ..., le directoire à procéder au rachat des actions de la société dans la limite de 10 % du capital social de la société social tel que constaté par le directoire au 31 mars 2001. »

98794

ASSEMBLÉES D'OBLIGATAIRES OU DE PORTEURS DE TITRES D'EMPRUNT

UBI SOFT ENTERTAINMENT S.A.

Société anonyme au capital de 34 181 330 F.
Siège social : 61, rue Saint-Hélier, 35000 Rennes.
335 186 094 R.C.S. Rennes.

AVIS DE CONVOCATION

La réunion des titulaires d'obligations convertibles 3,8 % prévue pour le 17 septembre 2001 est ajournée.

Les titulaires d'obligations convertibles 3,8 % – 1998 émises par Ubi Soft Entertainment S.A. (respectivement, les « Obligataires » et la « Société ») sont de nouveau convoqués en assemblée générale ordinaire (« L'assemblée des obligataires ») lundi 24 septembre 2001, à 10 heures au siège de BNP Paribas, Securities Services, salle 423, 4e étage, immeuble Etoile et Vendôme Les Collines de l'Arche, 92057 Paris-La Défense, à l'effet de délibérer sur l'ordre du jour suivant :

1. – Examen par l'assemblée des obligataires de certaines décisions autorisant le conseil d'administration à procéder à diverses émissions de valeurs mobilières de la société emportant renonciation par les actionnaires de la société à leur droit préférentiel de souscription relatif aux valeurs mobilières concernées, telles que proposées à l'ordre du jour de l'assemblée générale mixte des actionnaires de la société convoquée le 14 septembre 2001 (« L'assemblée des actionnaires »), à savoir les décisions suivantes plus amplement décrites dans l'ordre du jour de l'assemblée des actionnaires publié au *Bulletin des Annonces légales obligatoires* du 27 août 2001 en page 18746 (ci-après les « Résolutions ») :

— dix-septième résolution : délégation conférée au conseil d'administration à l'effet de procéder à des augmentations de capital avec maintien du

AVIS DIVERS

COMPAGNIE GENERALE DE CREDIT AUX PARTICULIERS « CREDIPAR »

Société anonyme au capital de 107 200 000 €.
Siège social : 12, avenue André-Malraux, 92591 Levallois-Perret Cedex.
317 425 981 R.C.S. Nanterre.

Avis de conversion en euros des BMTN libellés en francs français

En application de la loi n° 98-546 du 2 juillet 1998 portant diverses dispositions d'ordre économique et financier, des décrets n° 98-1020 et 98-1021 du 10 novembre 1998, et de l'arrêté du 10 novembre 1998, les porteurs de titres soumis au droit français mentionnés dans le tableau ci-après, sont informés de la conversion de ces titres en euros le 13 octobre 2001 avec date d'effet au 15 octobre 2001.

La conversion des titres en euros s'effectuera selon les modalités suivantes :

— La quantité de titres détenus par les porteurs sera ajustée en fonction de la nouvelle valeur nominale portée en euro ;

— Au cas où la conversion n'aboutirait pas à un montant entier en euros, il sera procédé à un versement en espèces correspondant au montant formant rompu, sans que le porteur puisse faire valoir de droit autre que celui de la perception de ce versement ;

— Le calcul du montant du rompu versé en espèces sera effectué selon l'article 3 du décret n° 98-1021 précité ;

— La conversion sera effectuée par le dépositaire central et le teneur de compte habilité compte par compte puis ligne par ligne ;

— La base de calcul du coupon couru demeure inchangée ;

— Le coupon unitaire en euros est arrondi à la cinquième décimale supérieure ;

Libellé AFC	Code ISIN		Nbre de titres en circulation	Nominal des titres		Taux d'intérêt	Date de remboursement	Méthode conversion
	Avant conv.	Après conv.		Avant conversion	Après conversion			
Credip Bmt 006,700000 15102006..	FR0100103649	FR0103783470	450 000 000	450 000 000	68 602 057	6,70	15/10/2006	1 € + soulte
Credip Bmt 004,700000 04022002..	FR0100108895	FR0103783488	30 000 000	30 000 000	4 573 470	4,70	04/02/2002	1 € + soulte
Credip Bmt 004,820000 21052002..	FR0100122672	FR0103783496	8 000 000	8 000 000	1 219 592	4,82	21/05/2002	1 € + soulte
Credip Bmt 007,250000 26052004..	FR0100123357	FR0103783504	50 000 000	50 000 000	7 622 450	7,25	26/05/2004	1 € + soulte
Credip Bmt P3MFRF 02102002....	FR0100130394	FR0103783512	5 000 000	5 000 000	762 245		02/10/2002	1 € + soulte
Credip Bmt 3,90 04112002........	FR0100504853	FR0103783538	50 000 000	50 000 000	7 622 450	3,90	04/11/2002	1 € + soulte
Credip Bmt 3,97 18112002........	FR0100505017	FR0103783553	50 000 000	50 000 000	7 622 450	3,97	18/11/2002	1 € + soulte
Credip Bmt 3,75 09122002........	FR0100596396	FR0103783561	30 000 000	30 000 000	4 573 470	3,75	09/12/2002	1 € + soulte

99362

INTERACTIF DELTA PRODUCTION – IDP

Société anonyme au capital de 5 179 931 €.
Siège social : 62, boulevard Davout, 75020 Paris.
385 054 598 R.C.S. Paris.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 12 septembre 2001 le nombre total de droits de vote existant était de 3 503 504.

99339

JETLAC

Société anonyme au capital de 250 000 F.
Siège social : 56, boulevard de la République, 92210 Saint-Cloud.
569 802 127 R.C.S. Nanterre.

A la requête de la société Jetlac, 56, boulevard de la République, 92210 Saint-Cloud, conformément aux articles 94-1 de la loi de finances pour 1982, 13 alinéa 1 du décret du 2 mai 1983, vu les articles 4-1 et 4-1-2 du Règlement général du Conseil des marchés financiers, il sera procédé par la société d'investissement Top Trades, 3, rue de Gramont, 75002 Paris, à la vente aux enchères dégressive en un seul lot d'un maximum de 5 431 actions de 0,762 € de nominal et 6 337 parts de fondateurs, non dématérialisées, de la société Jetlac, ces titres n'ayant pas trouvé preneur à la vente du 13 septembre 2001. La mise à prix est fixée à 1,80 € l'action et à 1,15 € la part de fondateur.

L'adjudication aura lieu le 10 octobre 2001 à 15 heures au siège de la société Top Trades.

Les statuts de la société soumettent tout nouvel acquéreur à l'agrément du conseil d'administration. De ce fait, l'adjudicataire éventuel peut se voir écarté par décision de cet organe.

Le produit net de la vente sera déposé auprès de la Caisse des dépôts et consignations conformément aux articles 94-1 et 94-2 de la loi de finances pour 1982.

99317

LABORATOIRES ARKOPHARMA

Société anonyme au capital de 23 530 000 €.
Siège social : 1re avenue 2709 m, L.I.D. de Carros Le Broc, 06510 Carros Cedex.
307 378 489 R.C.S. Grasse (76-B 89).

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'à l'issue du 9 juillet 2001, date de la division par trois de la valeur au pair des actions, le nombre total de droits de vote attaché aux 9 260 766 actions en circulation s'élevait à 14 913 921.

99346

ST DUPONT

Société anonyme à directoire et conseil de surveillance au capital de 9 961 891,20 €.
Siège social : 92, boulevard du Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce la société informe ses actionnaires qu'au 14 septembre 2001, date de l'assemblée générale, le capital se composait de 6 226 182 actions et représentait un nombre total de droits de vote existant de 9 683 579.

99345

VALEUR PIERRE UNION

(Anciennement Valeur Pierre 5.)

Société civile de placement immobilier à capital variable, au capital actuel de 601 441 500 F.
Siège social : 33, rue du Quatre-Septembre, 75002 Paris.
316 111 558 R.C.S. Paris.

Avis d'augmentation de capital complémentaire

Par suite de la fusion-absorption des SCPI Valeur Pierre 2 et 4 par Valeur Pierre 5, devenue définitive lors de la dernière des assemblées générales ex-

Hors bilan	Montant
Engagements donnés :	
Engagements de financement :	
Engagements en faveur d'établissements de crédit	241 371
Engagements en faveur de la clientèle	4 314 450
Engagements de garantie :	
Engagements d'ordre d'établissements de crédit	732 341
Engagements d'ordre de la clientèle	9 347
Engagements reçus :	
Engagements de financement :	
Engagements reçus d'établissements de crédit	0
Engagements de garantie :	
Engagements reçus d'établissements de crédit	7 175

08229

S.T. DUPONT

Société anonyme à directoire et conseil de surveillance au capital de 9 961 891,20 €.
Siège social : 92, boulevard de Montparnasse, 75014 Paris.
572 230 829 R.C.S. Paris.

I. — Documents comptables au 31 mars 2001.

Les comptes annuels sociaux et le projet d'affectation du résultat publiés au *Bulletin des Annonces légales obligatoires* du 20 juillet 2001, pages 16800 à 16806 ont été approuvés sans modification par l'assemblée générale mixte des actionnaires, réunie le 14 septembre 2001.

Le projet d'affectation du résultat a été publié au *Bulletin des Annonces légales obligatoires* du 10 août 2001, page 18159.

Les comptes consolidés présentés à l'assemblée ont été publiés dans ledit bulletin, pages 16807 à 16817.

08278

SUPRA

Société anonyme au capital de 10 030 710 F.
Siège social : 28, rue du Général Leclerc, 67210 Obernai.
675 880 710 R.C.S. Saverne.
Siret : 675 880 710 00032.

Chiffre d'affaires comparé (hors taxes).
(En milliers d'euros.)

	Exercice 2000	Exercice 2001
Premier trimestre	6 585	7 591
Deuxième trimestre	11 535	12 736
Troisième trimestre	12 907	13 382
	31 027	33 709

08260

TANNERIES DE FRANCE

Société anonyme au capital de 6 000 000 F.
Siège social : 8, rue Hannong, 67380 Lingolsheim.
598 500 775 R.C.S. Strasbourg. — APE : 741 J.

Chiffres d'affaires comparés.
(En milliers de francs.)

Produits financiers	2000	2001
Premier trimestre	154	132
Deuxième trimestre	154	224
Troisième trimestre	158	1 269
	466	1 625

08276

TELECOM RESEAUX SERVICES

Société anonyme à directoire et conseil de surveillance au capital de 5 775 280 €.
Siège social : 14, rue Ambroise Croizat, Croissy-Beaubourg, 77312 Marne-la-Vallée.
392 800 520 R.C.S. Meaux.

Chiffre d'affaires.

(En M€)	2001-2002	2000-2001	Evolution
Premier trimestre	10,8	9,3	+ 16 %
Deuxième trimestre	11,9	12,6	—
Premier semestre	22,7	21,9	+ 4 %

L'activité du nouveau périmètre. — La société Telecom Réseaux Services s'est recentrée sur son activité de service en communication d'entreprises : téléphonie, terminaux et plus stratégiquement poste de travail (chiffre d'affaires prévisionnel de 40 M€ pour l'année fiscale 2001-2002). les chiffres ci-dessus concernent uniquement ce nouveau périmètre.

Telecom Réseaux Services rappelle que le 7 novembre 2001 une cession partielle d'actifs des sociétés R.C.S. (R.C.S. S.A, R.C.S. Sud-Ouest, R.C.S. Sud-Est, R.C.S. Rhône Alpes) a été effectuée par décision judiciaire au profit du groupe Ares. Telecom Réseaux Services n'est pas actuellement en mesure, du fait de la procédure de redressement judiciaire, de fournir les chiffres consolidés du 30 septembre 2001 concernant l'activité de ces sociétés, qui correspondaient au secteur Réseaux du groupe. Cette information sera communiquée ultérieurement même si elle n'est désormais plus représentative du groupe Telecom Réseaux Services.

08255

S.T. DUPONT
A Corporation with an Executive Board and Supervisory Board, with a capital of 9 913 091 €
Registered office: 92, Bd du Montparnasse 75014 Paris
Paris Trade and Companies Register 572 230 829

MEETING NOTICE

The shareholders will soon be invited to attend a combined shareholders' meeting on Friday, 14 September 2001, at 10:30 AM, to be held in the lounges of the Hotel Prince de Galles, 33 avenue Georges V, 75008 Paris, in order to make decisions on the following agenda and resolutions.

Agenda

I – Ordinary Part

- Approval of the financial statements for the financial year ending on 31 March 2001;
- Approval of the consolidated financial statements for the financial year ending on 31 March 2001;
- Approval of the auditors' special report;
- Allocation of the result;
- Distribution of a dividend;
- Determination of the compensation to be paid to the Supervisory Board;
- Authorisation to be granted to the Executive Board to repurchase company shares.

II – Extraordinary Part

- Renewal of the authorisation granted to the Executive Board to allocate share purchase options;
- Renewal of the authorisation granted to the Executive Board to allocate share subscription options:
- Determination of the issue price of the securities that might be issued without any preferential subscription right;
- Authorisation granted to the Executive Board to issue securities during a period of a public purchase and/or exchange offer;
- Authorisation to reduce the share capital by cancellation of the repurchased shares;
- Authorisation of a capital increase reserved for the employees under a PEE/PPESV;
- Powers for formalities.

DRAFT RESOLUTIONS

RESOLUTIONS FALLING WITHIN THE FIELD OF JURISDICTION OF AN ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION (*APPROVAL OF THE FINANCIAL STATEMENTS*)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for ordinary shareholders' meetings, after having familiarised itself with the reports submitted by the Executive Board, the Supervisory Board and the Auditors, approves, as submitted, the financial statements for the financial year ending on 31 March 2001 as well as the operations disclosed by the said financial statements and summed up in the said reports, and the non-deductible expenditures and charges mentioned in article 39-4 of the General Taxation Code, coming to 156 193.00 francs, as well as the amount of the corresponding tax.

Hence the Meeting grants a discharge for performance of their mandate for the past financial year, to the members of the Executive Board, of the Supervisory Board and to the Auditors.

SECOND RESOLUTION (*APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS*)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for ordinary shareholders' meetings, after having familiarised itself with the reports submitted by the Executive Board, the Supervisory Board and the auditors, approves, as presented to it, the consolidated financial

statements for the financial year ending on 31 March 2001 as well as the operations disclosed by the financial statements and summed up in the said reports.

Hence the Meeting grants a discharge for performance of their mandate for the past financial year, to the members of the Executive Board, of the Supervisory Board and to the Auditors.

THIRD RESOLUTION (*CONVENTIONS COVERED BY ARTICLE L. 225-86*)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for ordinary shareholders' meetings, approves the special report drawn up by the auditors, and hence explicitly approves each of the conventions mentioned in article L. 225-86 of the Code of commerce and indicated in the above-mentioned report.

FOURTH RESOLUTION (*ALLOCATION OF THE RESULT*)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for ordinary shareholders' meetings, noting that the profit for the financial year comes to 20 535 040.74 F, decides to allocate the result as follows:

Retained earnings from the previous financial year .... - 106 315 663.50 F
Financial profit.. 20 535 040.74 F
....
Carryover .... - 85 780 622.76 F

FIFTH RESOLUTION (*PAYMENT OF A DIVIDEND*)

The Shareholders' Meeting, ruling on the quorum and majority required for ordinary shareholders' meetings, noting that the amount of the "Other Reserves" comes to 221 987 456.90 F (33 841 769.64 euros), decides to pay a dividend by making a deduction from the "Other Reserves".

The Shareholders' Meeting decides to set the net dividend at 619568.20 euros by deducting an amount of 929 352.30 euros from the reserves.

	in euros	in francs
Net dividend of 0.10 euro per share	619 568.20 euros	4 064 100.98 F
Deduction at source on securities	309 784.10 euros	2 032 050.49 F
Total	929 352.30 euros	6 096 151.47 F

The said dividend of 0.10 euro (making the equivalent value when rounded off of 0.66 F) per share creates a right of a tax credit of 0.05 euro (or 0.33 F) per share. The tax credit rate applies to all shareholders insofar as the dividend has been subject to the advance deducted on securities.

The said total dividend of 0.15 euro shall be paid on 1 October 2001.

The amount of the "Other Reserves", after the deduction, will be 215 891 305.43 francs (32 912 417.34 euros).

The total dividend of 929 352.30 euros takes all existing shares into account. At the time of payment, since S.T. DUPONT company holds certain ones of its own shares, the profit corresponding to the dividends not paid because of the said shares shall be assigned to the account called "Other Reserves".

It is also recalled that no dividend was paid by the company in the last three financial years.

SIXTH RESOLUTION (*ATTENDANCE FEES*)

The Shareholders' Meeting, ruling on the quorum and majority conditions laid down for ordinary Shareholders' Meetings, decides to set the annual amount of the attendance fees allocated to the Supervisory Board for the current financial year at 30 000 F (4 575 euros).

SEVENTH RESOLUTION (*AUTHORISATION FOR COMPANY REPURCHASES OF ITS OWN SHARES*)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for ordinary shareholders' meetings, after having familiarised itself with the report submitted by the Executive Board and the information appearing in the information note approved by the Commission des Opérations de Bourse (Market Operations Commission), authorises the Executive Board pursuant to articles L. 225-209 and L. 225-210 of the Code of commerce to repurchase company shares within a limit of 10% of the company's share capital as existing on the date of the present Meeting.

The present authorisation may be used for the following purposes:

- optimising the company's asset and/or financial management,
- making purchases and sales in the light of the market situation,
- regularising the share price by intervention on the share market,
- granting share purchase options to employees or senior managers of the company and/or of the companies of its Group, or to certain ones among them,
- issuing shares to employees in connection with their participation in the benefits of company growth (profit-sharing) or in connection with a company savings plan,
- retaining the said shares, assigning them or transferring them generally, particularly by carrying out exchanges or deliveries of securities, particularly within the framework of external growth operations or on the occasion of issues of securities providing access to the capital within the framework of an asset and financial management policy,
- if appropriate, reducing the company's capital by a related cancellation of shares, but the said cancellation shall require an other authorisation granted by an Extraordinary Shareholders' Meeting to the Executive Board.

The Meeting hereby decides as follows:

- the acquisition of the shares as well as the retention, assignment or transfer of the shares repurchased in this way may, depending on the case, be carried out, all at once or in instalments, at any time, and if appropriate during a period of a public offer, by any means on the market, particularly by way of a block transfer, or outside the market particularly by use of derivative financial instruments and of rights, under the conditions laid down by the market authorities.
- the maximum purchase price must not exceed 48 euros per share, and the minimum sale price must be no less than 6 euros per share. The said limits shall be adjusted to allow, on one hand, for the dividends or rights that might be detached during the period of validity of the present authorisation, and, on the other hand, to take account of possible operations on the company's capital and on the nominal amount of the shares. However, if all or part of the shares acquired are used in connection with granting share purchase options pursuant to article L. 225-179 of the Code of commerce, the sale price shall then be determined in accordance with the procedures laid down in the sixth resolution and pursuant to the legal provisions relative to share purchase options.

The amount of the funds that the company shall be entitled to devote to repurchase of its own shares may not exceed 990 000 €.

With a view to ensuring performance of the present resolution, the Shareholders' Meeting grants full powers to the Executive Board, with a delegation option under the legal conditions, to put in any orders, conclude any agreements, draw up any documents, particularly information documents, carry out any formalities and make any declarations and communiqués to any entities, and in particular to inform the Commission des Opérations de Bourse (Market Operations Commission) and the Conseil des Marchés Financiers (Financial Markets Board) concerning the operations carried out by virtue of the present authorisation, and in a general way to do whatever is necessary.

The present authorisation is valid for a period of eighteen months starting with the date of the present meeting or until the date of its renewal by an ordinary shareholders' meeting, and it cancels and replaces the authorisation previously granted by the Shareholders' Meeting held on 19 September 2000 in its seventh resolution.

The Executive Board shall inform the annual Shareholders' Meeting about the operations carried out in application of the present authorisation, and particularly about repurchases, transfers, assignments or cancellations of shares carried out in this way.

RESOLUTIONS FALLING WITHIN THE FIELD OF JURISDICTION OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

EIGHTH RESOLUTION *(Authorisation granted to the executive board to allocate share purchase options)*

The Shareholders' Meeting, ruling on the quorum and majority conditions of an extraordinary shareholders' meeting, after having familiarised itself with the report by the Executive Board and with a special report by the auditors, authorises the Executive Board under articles L. 225-179 ff of the Code of commerce to grant options for purchasing company shares all at once or in instalments, to the members of the salaried staff as well as to the authorised agents or to certain ones among them, of the company and of the companies or economic interest groupings linked with it under the conditions laid down in article L.225-180 of the Code of commerce.

The present authorisation for granting share purchase options cancels the authorisation granted by the Shareholders' Meeting held on 8 October 1996.

The total number of share purchase options granted in this way may not create a right to purchase a number of shares amounting to more than 2% of the share capital existing on the day of the present meeting, disregarding adjustments that might be made by virtue of the rules and regulations in force.

The present authorisation is valid for a period of 38 months, starting with the day of the present meeting.

The options may be exercised by the beneficiaries for a period to be determined by the Executive Board and which may not exceed nine (9) years starting with the date on which the options have been granted.

The Executive Board shall determine the purchase price of the shares offered on an option basis, in accordance with the legislation in force on the date on which the options are granted. The said price may be no less than 95% of the average of the initial quotations recorded during the twenty trading sessions preceding the date of allocation of the options, and may be no less than the price at which the company has acquired the shares.

The meeting decides to grant all necessary powers to the Executive board within the limits set above in order to implement the present resolution, and particularly in order to do the following:

- determine the list or the categories of beneficiaries of the options as provided for above;

- lay down the conditions under which the options are to be granted and exercised;

- decide on the conditions on which the rights of the option holders will be reserved, particularly by adjustment of the price and/or of the number of shares in order to take account of the financial operations carried out by the company;

- if appropriate, temporarily suspend, for a maximum period of three months, exercise of the options in case of execution of operations implying the exercise of a right relating to the shares,

- carry out or see to the performance of any acts and formalities for the purpose of recording implementation of the capital increases that may be carried out by virtue of the authorisation that is the object of the present resolution, and make the resulting modifications in the articles of association.

The Executive board is to inform the ordinary shareholders' meeting every year, under the legal conditions, about the operations carried out within the framework of the present authorisation.

NINTH RESOLUTION *(AUTHORISATION GRANTED TO THE EXECUTIVE BOARD TO ALLOCATE SHARE SUBSCRIPTION OPTIONS)*

The Shareholders' Meeting, ruling on the quorum and majority conditions governing an extraordinary shareholders' meeting, after having familiarised itself with the report by the Executive Board and with the auditors' special report, authorises the Executive Board under articles L. 225-177 ff of the Code of commerce to grant options creating a right to subscription to new company shares to be issued as a capital increase, all at once or in instalments, to the members of the salaried staff as well as to the authorised agents or to the certain ones among them of the company and of the companies or economic interest groupings connected with it under the conditions laid down in article L. 225-180 of the Code of Commerce.

The present authorisation to grant share subscription options cancels the authorisation granted by the shareholders' meeting held on 8 October 1966.

The total number of the options offered in this way by the Executive Board may not create a right to subscribe to a number of shares that is greater than 2% of the capital existing on the day of the present meeting, disregarding adjustments that might be carried out by virtue of the rules and regulations in force, it being understood that the said maximum amount is common to the ceiling laid down in the seventh resolution relative to the authorisation granted to the Executive Board to grant share purchase options.

The present authorisation is valid for a period of thirty-eight months, starting with the day of the present meeting. It includes, to the benefit of the beneficiaries of the options, an explicit waiver by the shareholders of their preferential subscription right relating to the shares to be issued as options are exercised, and it shall be implemented under the conditions laid down in law.

The options may not be exercised by the beneficiaries until after a period of four (4) years starting with the date of their allocation, and at the latest at the end of a period of nine (9) years starting with the date of their allocation.

The Executive Board shall determine the subscription price pursuant to legislation in force on the date on which the options are granted. It shall be equal to at least 95% of the average of the initial share quotations recorded during the twenty trading sessions preceding the date of allocation of the options.

The meeting decides to grant all necessary powers to the Executive board within the limits set above in order to implement the present resolution, and particularly in order to do the following:

- determine the list or the categories of beneficiaries of the options as provided for above;

- decide on the conditions under which the rights of the holders of the subscription options will be reserved, particularly by adjustment of the price and/or of the number of shares in order to take account of the financial operations carried out by the company;

- if appropriate, temporarily suspend, for a maximum time of three months, exercise of the options in case of implementation of operations implying exercise of a right attached to the shares.

- carry out or see to the performance of any acts and formalities for the purpose of recording implementation of the capital increases that may be carried out by virtue of the authorisation that is the object of the present resolution, and make the resulting modifications in the articles of association.

The Executive board is to inform the ordinary shareholders' meeting every year, under the legal conditions, about the operations carried out within the framework of the present authorisation.

TENTH RESOLUTION *(DETERMINATION OF THE ISSUE PRICE OF THE SECURITIES NOT GRANTING THE SAME RIGHTS TO THEIR HOLDERS AS THE OLD SHARES, WHICH MIGHT BE ISSUED WITHOUT ANY PREFERENTIAL SUBSCRIPTION RIGHT ON THE BASIS OF THE GENERAL DELEGATION GRANTED TO THE EXECUTIVE BOARD BY THE COMBINED SHAREHOLDERS' MEETING HELD ON 19 SEPTEMBER 2000)*

The Shareholders' Meeting, ruling on the quorum and majority conditions governing an extraordinary Shareholders' Meeting, after having familiarised itself with the report by the Executive Board and with the special report by the Auditors, and after having familiarised itself with the delegation of powers granted to the Executive Board for a period of twenty-six months by the combined Shareholders' Meeting held on 19 September 2000 as a result of the approval of its ninth resolution, for the purpose of increasing the capital, all at once or in instalments, by issue of shares or of securities (including subscription rights) granting access, immediately and/or eventually, to the company shares, after elimination of the shareholders' preferential subscription right, the total maximum nominal of the capital increases, immediate or eventual, resulting from all of the issues carried out by virtue of the said delegation, being unable to exceed nine million two hundred thousand euros, it being specified:

that, within the limit of the said ceiling,

- the issues of bonds with share subscription rights may not have the consequence of increasing the capital by a total nominal of more than seven million six hundred thousand euros,

- the total nominal amount of capital increase required for exercise of the subscription rights issued autonomously may not exceed four million six hundred thousand euros,

and that the issue of preferred shares with voting rights, of shares with priority dividend rights but without voting rights, and of investment securities whether or not they are paired with a lien is explicitly excluded,

and having taken note of the use of the said amounts before the date of calling of the present meeting under the conditions recalled in the Executive board's report,

decides, pursuant to article L. 225-137 of the Code of commerce, to confirm the conditions (as laid down by the meeting held on 19 September 2000) of determination of the issue price without preferential subscription rights of the ones among the above-mentioned securities that will not grant the said rights as the pre-existing shares to their holders, namely:

> the issue price of the securities other than the shares (including the subscription warrants issued autonomously) shall be such that the amount received immediately by the company, increased, if the case arises, by the amount that might be received later by it, is, for each share issued immediately or eventually as a result of the said securities, at least equal to the average of the first quoted prices of the share recorded on the second market of Euronext Paris SA, or any regulated market that might be substituted for it, for ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issue of the said securities

or of the warrants, after correction, if appropriate, of the said average in order to allow for differences in dates of dividend rights.

The Shareholders' Meeting takes note of the fact that the other procedure of the general delegation for issuing shares or securities granting access to the share capital, held by the Executive Board as a consequence of the approval of the sixth to eighth resolutions approved by the combined shareholders' meeting held on 19 September 2000, remain unchanged.

ELEVENTH RESOLUTION *(AUTHORISATION GRANTED TO THE EXECUTIVE BOARD TO ISSUE SECURITIES DURING A PERIOD OF PUBLIC PURCHASE AND/OR EXCHANGE OFFER FOR THE COMPANY SECURITIES)*

The Shareholders' Meeting, ruling on the quorum and majority conditions required for extraordinary shareholders' meetings, after having familiarised itself with the Executive Board's report,

authorises the Executive Board, starting with the date of the present meeting and until the next meeting called to rule on the financial statements for the current financial year, to use during the period of a public purchase offer and/or public exchange offer for the company's securities, the delegations as well as the subdelegations granted to the Executive Board by the combined Shareholders' Meeting held on 19 September 2000 in its eight and ninth resolutions for the purpose of carrying out capital increases by issue of securities with or without maintenance of the preferential subscription right.

The present authorisation is granted until the next Shareholders' Meeting called to rule on the financial statements for the financial year ending on 31 March 2002.

TWELFTH RESOLUTION *(AUTHORISATION TO REDUCE THE SHARE CAPITAL BY CANCELLATION OF THE REPURCHASED SHARES)*

The Shareholders' Meeting, ruling on the quorum and majority conditions required for extraordinary Shareholders' Meetings, after having familiarised itself with the report by the Executive Board and with the Auditors' special report, and subject to the condition precedent of the adoption of the seventh resolution above,

- decides, pursuant to article L. 225-209 of the Code of commerce, to authorise the Executive Board to reduce the share capital by cancellation of company shares that it might come to hold within the framework of a share repurchase programme,

- decides to grant full powers to the Executive Board, within the limits laid down above, for the purpose of modifying the company's articles of association, and for carrying out any formalities it considers necessary if the case arises.

The present authorisation is valid for a period of eighteen months starting with the date of the present meeting.

THIRTEENTH RESOLUTION *(AUTHORISATION FOR A CAPITAL INCREASE RESERVED FOR THE EMPLOYEES WITHIN THE FRAMEWORK OF A PEE/PPESV)*

The Shareholders' Meeting, ruling on the quorum and majority conditions governing extraordinary shareholders' meetings, after having familiarised itself with the report by the Executive Board and with the Auditors' special report, and pursuant to the provisions of articles L. 225-138 and L. 225-208 of the Code of commerce, and of articles L. 443-1 ff of the Labour Code delegates the required powers to the Executive Board for the purpose of carrying out the increase of the company's share capital, in a maximum nominal amount of 920 000 €, all at once or in instalments, and on the basis of its decisions alone, by issuing ordinary shares reserved for the employees and former employees of the Company and of all or part of the companies and groupings linked with it under the legal conditions, belonging to a corporate saving plan of the company or of the group or to a voluntary partnership payroll savings plan, and who also meet the conditions that may be laid down by the Board of Directors.

The members shall be entitled to subscribe either directly or through the intermediary of one or of several joint investment funds.

The present decision entails, on behalf of the said members of the above-mentioned plan, the elimination of the shareholders' preferential right to subscription to new shares, to be carried out within the framework of the above-mentioned plan.

The shareholders' meeting

- decides that the price of the shares subscribed to by the above-mentioned beneficiaries, pursuant to the present delegation, may be no greater than the average of the initial quoted prices of the old shares on the second market of Euronext Paris SA at the twenty trading sessions preceding the day of the decision laying down the opening subscription date, and may be no more than 20% less than the said average in case of a corporate savings plan of the company or of the group, or more than 30% less than the said average in case of a voluntary partnership payroll savings plan.

- and decides that the Executive Board shall hold full powers to apply the present delegation within the limits and under the conditions spelled out above for the following purposes in particular:

  - laying down the conditions to be met by the beneficiaries of the new shares to result from the capital increases that are the object of the present resolution, and particularly the conditions regarding employee seniority in order to take part in the operation;

  - laying down the conditions regarding the issue, the dates, the total amount, the amount per member employee and the procedures regarding each issue, determining the time granted to the members for paying up their securities, it being specified that the said time may not exceed three years;

  - determining the date, even a retroactive one, as of which the new shares shall bear dividend rights;

  - recording the definitive realisation of the capital increase or increases to the extent of the amount of the shares to be actually subscribed;

  - at its sole initiative, charging the expenses of the capital increases to the amount of the premium on shares resulting thereto;

  - taking all steps for implementation of the capital increase or increases, granting all delegations with a view to performance of the decisions that are made, and carrying out the related modifications of the articles of association and the resulting formalities.

The delegation granted to the Executive Board under the terms of the present resolution is valid for thirty-eight months starting with this very day.

Pursuant to article L. 225-129 V of the Code of commerce, the Executive Board shall be entitled to delegate, under the legal conditions, the powers required for implementing the capital increase, as well as the power of staying it, within the limits and in accordance with the procedures it may lay down in advance.

FOURTEENTH RESOLUTION *(POWERS FOR FORMALITIES)*

The Meeting grants full powers to the Executive Board for the purpose of carrying out all legal notice formalities, and to the bearer of an original or of a certified copy of or extract from the minutes recording its decision for the purpose of carrying out any formalities required by law.

The shareholders have a period of 10 days starting with the date of the present notice to apply for entry of draft resolutions in the agenda for the said meeting. Their request shall have to be sent to the company's registered office by registered mail with receipt.

To be entitled to attend, to vote by mail or to be represented at the said meeting, the holders of registered shares must be entered in a pure or administered registered account at least five days before the meeting date.

The holders of bearer shares shall have to send an unavailability certificate within the same period to the bank NSMD, 3, avenue Hoche, 75008 Paris, issued by the authorised broker (bank, financial institution, securities dealer) holding their account.

If shareholders are unable to attend the said meeting personally, they may choose one of the following three formulas:

1) send a proxy form to the company without any indication of an agent;
2) vote by mail
3) grant a power of attorney (proxy) to another shareholder or to his or her spouse.

The mail voting forms and the proxy forms will be sent to shareholders entered in a pure or administered registered account.

Any bearer shareholder wishing to vote by mail may apply for a mail voting form by registered mail with receipt sent to the company or to bank NSMD, Service Titres Emetteurs, 3 avenue Hoche, 75008 Paris.

The form will have to be sent in such a way that the departments of Bank NSMD receive it at the latest three days before the meeting is held.

The present notice is tantamount to a convocation, as long as no modification is made in the agenda following requests for entering draft resolutions presented to the shareholders.

The Executive Board.



ST DUPONT

Limited company with Board of Directors and Supervisory Board and with a capital of 9,913,091€

Headquarters: 92 boulevard de Montparnasse, 75014 Paris
Company Registration: 572 230 829 R.C.S. Paris
Siret: 572 230 829 00135

Correction of notice appearing in the *Bulletin des Annonces légales obligatoires* no. 96 on 10 August, 2001 pages 18159 to 18161.

1°) "Notice of invitation to attend" should read "notice of meeting to be taken as invitation to attend".

2°) Resolution 7 (Authorisation to buy the company's own shares):

- paragraph 2, line 9; "Maximum purchase price shall not exceed 48€ per share" should read " Maximum purchase price shall not exceed 30€ per share".
- Paragraph 3 should be rewritten as follows: "The total amount of funds that the company may devote to buying its own shares may not exceed 18,587,040€.

98283

Public limited company with managing board and supervisory board, with capital of EUR 9,913,091.
Registered office: 92, boulevard du Montparnasse, 75014 Paris.
Paris Trade and Companies register n° 572 230 829
Siret: 572 230 829 00135

Correction to the notice published in the *Bulletin des Annonces légales obligatoires* (Journal of Obligatory Legal Notices), n° 96, page 18159, 7th resolution (*Authorisation to buy back the company's own shares*), at the end of the 1st paragraph, the notification should read: "..., the managing board to proceed with buying back the company's own shares up to a limit of 10% of the company share capital as identified by the managing board on 31 March 2001."

Exhibit 4
File No. 82-4552

S.T. DUPONT

Société Anonyme (Joint-stock company) with a Board of Directors and Supervisory Board with Euro 9 961 891,20 corporate capital.
Head Offices: 92, boulevard du Montparnasse, 75014 Paris, France
Paris Corporate Registry n° 572 230 829

Right to vote

In accordance with the provisions of Article L 233-8 of the "Code de Commerce", it is laid down that as at September 14, 2001, the date on which the General Meeting was held, the capital was composed of 6 226 182 shares and represented a total number of 9 683 579 rights to vote.
99345

Exhibit 5
File No. 82-4552

S.T. Dupont

Société Anonyme (Joint-stock company) with a Board of Directors and Supervisory Board with Euro 9 961 891,2 corporate capital.
Head Offices: 92, boulevard du Montparnasse, 75014 Paris, France
Paris Corporate Registry n° 572 230 829

Accountancy documents as at March 31st, 1999

The annual financial statements and the draft allocation of the results published in the *Bulletin des Annonces légales obligatoires* on July 20, 2001, pages 16800 to 16086 were approved without modification by the Joint General Meeting of the shareholders, which met on September 14th , 2001.

The draft allocation of the results was published in the Bulletin des Annonces légales obligatoires on August 10th, 2001, page 18159.

The consolidated accounts presented to the meeting were published in said bulletin, pages 16807 to 16817.
08278